Filed Pursuant to Rule 424(b)(2)
Registration No. 333-202524
December 21, 2016
PRICING SUPPLEMENT
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
Stock-Linked Underlying Supplement dated March 5, 2015)

HSBC USA Inc.
Yield Notes with Fixed Coupons

▶ $1,000,000 Yield Notes with Fixed Coupons Linked to the Least Performing of Amgen Inc., Biogen Inc. and Thermo Fisher Scientific Inc.

▶ 12-month maturity

▶ Quarterly coupon payments at a rate of 9.00% per annum (payable in equal installments of 2.25% per quarter)

▶ You will not participate in any appreciation in the price of Amgen Inc., Biogen Inc. or Thermo Fisher Scientific Inc.

▶ If the Least Performing Underlying declines by more than 35%, you will receive shares of the Least Performing Underlying; in that case, there is full exposure to declines in the Least Performing Underlying and you will lose all or a portion of your principal amount

▶ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Yield Notes with Fixed Coupons (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-14 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is $959 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-6 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000	$10.00	$990.00
Total	$1,000,000	$10,000.00	$990,000.00

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.00% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-14 of this pricing supplement.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.

Yield Notes with Fixed Coupons

Linked to the Least Performing of Amgen Inc., Biogen Inc. and Thermo Fisher Scientific Inc.

The Notes will have the terms described in this pricing supplement and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement, the terms described in this pricing supplement shall control. **You should be willing to forgo dividend payments during the term of the Notes and, if the Final Price of the Least Performing Underlying is less than its Barrier Price, lose up to 100.00% of your principal at maturity. Even with the coupon payments, your return on the Notes may be negative. In addition, you will not participate in any increase in the price of any Underlying.**

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	Amgen Inc. (“AMGN”), Biogen Inc. (“BIIB”) and Thermo Fisher Scientific Inc. (“TMO”) (each, an “Underlying,” and together the “Underlyings”).
Trade Date:	December 21, 2016
Pricing Date:	December 21, 2016
Original Issue Date:	December 27, 2016
Final Valuation Date:	December 21, 2017. The Final Valuation Date is subject to postponement as described under “Additional Terms of the Notes—Valuation Dates” in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	December 27, 2017. The Maturity Date is subject to postponement as described under “Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying Stock-Linked Underlying Supplement.
Coupon Rate:	9.00% per annum (payable in equal quarterly installments at a rate of 2.25%)
Coupon Payment Dates:	March 27, 2017, June 27, 2017, September 27, 2017 and the Maturity Date, each subject to postponement as described under “Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying Stock-Linked Underlying Supplement.
Payment at Maturity:	On the Maturity Date, for each $1,000 in Principal Amount, we will pay you the Final Settlement Value plus the final coupon payment.
Final Settlement Value:	***If the Final Price of the Least Performing Underlying is greater than or equal to its Barrier Price,*** you will receive $1,000 per $1,000 in Principal Amount. ***If the Final Price of the Least Performing Underlying is less than its Barrier Price*****,** you will the Physical Delivery Amount in shares of that Least Performing Underlying. If the Final Price of the Least Performing Underlying is less than its Barrier Price, you may lose up to 100% of the Principal Amount.
Physical Delivery Amount:	A number of shares of the Least Performing Underlying calculated by dividing the Principal Amount by the Initial Price of the Least Performing Underlying. Fractional share amounts will be paid in cash and determined by multiplying the number of fractional shares by the Final Price of the Least Performing Underlying. The Physical Delivery Amount is subject to adjustment as described under “Additional Terms of the Notes—Antidilution and Reorganization Adjustments” in the accompanying Stock-Linked Underlying Supplement.
Least Performing Underlying:	The Underlying with the lowest Reference Return.

Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Barrier Price:	$95.0105 with respect to AMGN, $184.0215 with respect to BIIB and $91.5005 with respect to TMO, each of which is 65% of its Initial Price.
Initial Price:	$146.17 with respect to AMGN, $283.11 with respect to BIIB and $140.77 with respect to TMO, each of which was its Official Closing Price on the Pricing Date.
Final Price:	With respect to each Underlying, its Official Closing Price on the Final Valuation Date.
Official Closing Price:	With respect to each Underlying, its closing price on any scheduled trading day as determined by the calculation agent based upon the value displayed on the relevant Bloomberg Professional® service page (with respect to AMGN, "AMGN UQ <EQUITY>", with respect to BIIB, "BIIB UQ <EQUITY>", and with respect to TMO, "TMO UN <EQUITY>") or, for each Underlying, any successor page on the Bloomberg Professional® service or any successor service, as applicable, subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP / ISIN:	40433UF76 / US40433UF762
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

GENERAL

This pricing supplement relates to the offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment in any of the Underlyings or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Stock-Linked Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement, beginning on page S-1 of the prospectus supplement and beginning on page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ Stock-Linked Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014323/v403651_424b2.htm

▶ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▶ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

PAYMENT ON THE NOTES

Payment at Maturity

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value plus the final coupon payment. The Final Settlement Value will be determined as follows:

If the Final Price of the Least Performing Underlying is greater than or equal to its Barrier Price, you will receive $1,000 per $1,000 in Principal Amount.

If the Final Price of the Least Performing Underlying is less than its Barrier Price, you will receive the Physical Delivery Amount in shares of the Least Performing Underlying.

Coupon Payments

On each quarterly Coupon Payment Date, for each $1,000 Principal Amount of Notes, you will be paid the coupon payment of (a) $1,000 multiplied by (b) the Coupon Rate. The Coupon Payment Dates are March 27, 2017, June 27, 2017, September 27, 2017 and the Maturity Date. If any Coupon Payment Date falls on a day that is not a business day, the related coupon payment will be made on the immediately succeeding business day. In the case of the final Coupon Payment Date that is also the Maturity Date, in the event the Maturity Date is postponed as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement, such final Coupon Payment Date will be postponed until the postponed Maturity Date. In no event, however, will any additional interest accrue on the Notes as a result of any of the foregoing postponements. For information regarding the record dates applicable to the Coupons on the Notes, please see the section entitled "Description of Notes — Interest and Principal Payments — Recipients of Interest Payments" beginning on page S-12 in the accompanying prospectus supplement.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You believe the Final Price of the Least Performing Underlying will not be below its Barrier Price.

▶ You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon payments being offered with respect to the Notes.

▶ You seek an investment that will pay a periodic coupon.

▶ You are willing to invest in the Notes based on the Coupon Rate of 9.00% per annum (2.25% per quarter).

▶ You are willing to receive shares of the Least Performing Underlying as payment on the Notes if the Final Price of the Least Performing Underlying is below its Barrier Price.

▶ You are willing to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Reference Return of any Underlying is less than -35%.

▶ You are willing to forgo guaranteed interest payments on the Notes, and dividends or other distributions paid on the Underlyings.

▶ You are willing to accept the risk and return profile of the Notes versus conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe that the Final Price of the Least Performing Underlying will be below its Barrier Price.

▶ You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon payments being offered with respect to the Notes.

▶ You prefer a product that provides upside participation in one or more Underlyings, as opposed to the coupon payments being offered with respect to your Notes.

▶ You are unwilling to invest in the Notes based on the Coupon Rate of 9.00% per annum (2.25% per quarter).

▶ You are unwilling to receive shares of the Least Performing Underlying as payment on the Notes if the Final Price of the Least Performing Underlying is below its Barrier Price.

▶ You are unwilling to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Reference Return of any Underlying is less than -35%.

▶ You seek an investment that provides a full return of principal.

▶ You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the Underlyings.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying Stock-Linked Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the Underlyings. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▸ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "—General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee any return of principal and you may lose your entire initial investment.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that if the Final Price of the Least Performing Underlying is less than its Barrier Price, we will pay you in shares of the Least Performing Underlying. In that case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you will lose 1% for each 1% that the Reference Return of the Least Performing Underlying is less than -35%, subject to the price fluctuation of the Least Performing Underlying after the Final Valuation Date. You may lose up to 100% of your investment at maturity.

You will not participate in any appreciation in the price of the Underlyings and your return on the Notes is limited to the Principal Amount plus any accrued coupon.

The Notes will not pay more than the Principal Amount plus any unpaid coupon payments at maturity. Even if the price of each Underlying appreciates over the term of the Notes, you will not participate in that appreciation. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the sum of the Principal Amount plus the coupon payments. Under no circumstances, regardless of the extent to which the price of any Underlying increases, will your return exceed the return represented by the total amount of the coupon payments. In some cases, you may earn significantly less by investing in the Notes than you would have earned by a direct investment in the Underlyings.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. All payments to be made on the Notes, including any return of principal at maturity and the coupons payable, depend on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

Your return on the Notes will be based on the Reference Return of the Least Performing Underlying.

Your return will be based on the Reference Return of the Least Performing Underlying without regard to the performance of the other Underlyings. As a result, you could lose some or all of the Principal Amount if the Final Price of the Least Performing Underlying is less than its Barrier Price, even if there is an increase in the price of the other Underlyings. This could be the case even if the other Underlyings increase, or decrease to a lesser extent than the Least Performing Underlying.

Since the Notes are linked to the Least Performing Underlying, you will be fully exposed to the risk of fluctuations in the price of each Underlying.

Since the Notes are linked to the Least Performing Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the prices of the Underlyings to the same degree for each Underlying. For example, in the case of Notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of any Underlying would not be mitigated by the appreciation of the other Underlyings. Instead, your return would depend on the Least Performing Underlying.

If the Physical Delivery Amount will be paid on the Notes, you will be subject to the price fluctuation of the Least Performing Underlying after the Final Valuation Date.

If the Final Price of the Least Performing Underlying is less than its Barrier Price, we will deliver to you at maturity the Physical Delivery Amount in shares of the Least Performing Underlying. The value of those shares may further decrease between the Final Valuation Date and the Maturity Date, and you will incur additional losses to the extent of such decrease. In addition, there is no assurance that an active trading market will continue for shares of the Least Performing Underlying or that there will be liquidity in that trading market.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the payments due on the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the prices of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

Risks associated with concentration of investment in a particular sector.

The Underlyings are concentrated in the biotechnology sector. Consequently, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting the biotechnology sector than an investment linked to a more broadly diversified group of Underlyings.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

The amount payable on the Notes is not linked to the price of any Underlying at any time other than on the Final Valuation Date.

The Final Price of each Underlying will be based on its Official Closing Price on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of any Underlying appreciates prior to the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than its Initial Price by more than 35%, the Final Settlement Value will be less, and may be significantly less, than it would have been had the Final Settlement Value been linked to the prices of the Underlyings prior to such decrease. Although the actual price of any Underlying on the stated Maturity Date or at other times during the term of the Notes may be higher than its Final Price, the Final Settlement Value will be based solely on the Official Closing Price of each Underlying on the Final Valuation Date.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of any Underlying relative to its Initial Price. We cannot predict the Final Price of any Underlying. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on your Notes. The return on the Notes may be less than the return that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the hypothetical total payments at maturity on a $1,000 investment in the Notes for a hypothetical range of performance for the Least Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Total Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the sum of the Final Settlement Value and the quarterly coupon payments over the term of the Notes to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples are based on the following terms:

▶ Principal Amount: $1,000

▶ Hypothetical Initial Price: $100.00

▶ Hypothetical Barrier Price: $65.00

▶ Hypothetical Physical Delivery Amount: 10 ($1,000 divided by $100)

▶ Coupon Rate: 9.00% per annum (2.25% per month)

Least Performing Underlying's Reference Return	Hypothetical Final Settlement Value	Coupon Payments Over the Term of the Notes	Total Payments on the Notes	Hypothetical Total Return on the Notes
100.00%	$1,000.00	$90.00	$1,090.00	9.00%
80.00%	$1,000.00	$90.00	$1,090.00	9.00%
60.00%	$1,000.00	$90.00	$1,090.00	9.00%
40.00%	$1,000.00	$90.00	$1,090.00	9.00%
30.00%	$1,000.00	$90.00	$1,090.00	9.00%
20.00%	$1,000.00	$90.00	$1,090.00	9.00%
15.00%	$1,000.00	$90.00	$1,090.00	9.00%
10.00%	$1,000.00	$90.00	$1,090.00	9.00%
0.00%	$1,000.00	$90.00	$1,090.00	9.00%
-5.00%	$1,000.00	$90.00	$1,090.00	9.00%
-10.00%	$1,000.00	$90.00	$1,090.00	9.00%
-15.00%	$1,000.00	$90.00	$1,090.00	9.00%
-20.00%	$1,000.00	$90.00	$1,090.00	9.00%
-25.00%	$1,000.00	$90.00	$1,090.00	9.00%
-30.00%	$1,000.00	$90.00	$1,090.00	9.00%
-35.00%	**$1,000.00**	**$90.00**	**$1,090.00**	**9.00%**
-40.00%	$600.00*	$90.00	$690.00	-31.00%
-60.00%	$400.00*	$90.00	$490.00	-51.00%
-80.00%	$200.00*	$90.00	$290.00	-71.00%
-100.00%	$0.00*	$90.00	$90.00	-91.00%

* If the Final Price of the Least Performing Underlying is less than its Barrier Price, we will pay you 10 shares of the Least Performing Underlying. The value of the 10 shares is based on the Final Price of the Least Performing Underlying.

The following examples indicate how the total payments on the Notes would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The Reference Return of the Least Performing Underlying is 10.00%.

Reference Return of the Least Performing Underlying:	10.00%
Total Return on the Notes:	**9.00%**

Because the Final Price of the Least Performing Underlying is greater than its Barrier Price, the Final Settlement Value would be $1,000 per $1,000 in Principal Amount.

Therefore, with the total coupon payments of $90 over the term of the Notes, the total payments on the Notes will be $1,090 per $1,000 in Principal Amount.

Example 1 shows that on the Maturity Date, you will receive the return of your Principal Amount if the Final Price of the Least Performing Underlying is greater than the Barrier Price. In addition, over the term of the Notes, you will receive total coupon payments of $90 per $1,000 in Principal Amount, regardless of the performance of the Underlyings.

Example 2: The Reference Return of the Least Performing Underlying is -5.00%.

Reference Return of the Least Performing Underlying:	-5.00%
Total Return on the Notes:	**9.00%**

Because the Final Price of the Least Performing Underlying is greater than its Barrier Price, the Final Settlement Value would be $1,000 per $1,000 in Principal Amount.

Therefore, with the total coupon payments of $90 over the term of the Notes, the total payments on the Notes will be $1,090 per $1,000 in Principal Amount.

Example 2 shows that on the Maturity Date you will receive the return of your Principal Amount if the Final Price of the Least Performing Underlying is greater than its Barrier Price, even if that Reference Return is less than zero. In addition, over the term of the Notes, you will receive total coupon payments of $90 per $1,000 in Principal Amount, regardless of the performance of the Underlyings.

Example 3: The Reference Return of the Least Performing Underlying is -80.00%.

Final Price of the Least Performing Underlying:	$20
Reference Return of the Least Performing Underlying:	-80.00%
Total Return on the Notes:	**-71.00%**

Because the Final Price of the Least Performing Underlying is less than its Barrier Price, the Final Settlement Value would consist of the Physical Delivery Amount of 10 shares, worth $200 (10 x $20).

Therefore, with the total coupon payments of $90 over the term of the Notes, the total payments on the Notes will be $290 per $1,000 in Principal Amount. Because the Reference Return is less than the Barrier Price, you would receive the Physical Delivery Amount. As of the Final Valuation Date, these shares would have a value of $200. Under these circumstances, the value of the Physical Delivery Amount would represent a loss of 80% of your principal amount.

Example 3 shows that if the Final Price of the Least Performing Underlying is less than its Barrier Price, you will be exposed to any decrease in the price of the Least Performing Underlying on a 1:1 basis, subject to the price fluctuation of the Least Performing Underlying after the Final Valuation Date. **YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT AT MATURITY.** In addition, over the term of the Notes, you will receive total coupon payments of $90 per $1,000 in Principal Amount, regardless of the performance of the Underlyings.

INFORMATION RELATING TO THE UNDERLYINGS

Description of Amgen Inc.

Amgen Inc. is a biotechnology medicines company that discovers, develops, manufactures and markets medicines for illnesses. The company focuses solely on human therapeutics and concentrates on medicines based on advances in cellular and molecular biology. Information filed by AMGN with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-37702 or its CIK Code: 0000318154.

Historical Performance of Amgen Inc.

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, on the relevant exchange, of this Underlying for each quarter in the period from January 1, 2008 through December 21, 2016. We obtained the data in this table from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Underlying should not be taken as an indication of future performance of this Underlying.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	41.78	39.16	48.91
June 30, 2008	47.16	41.25	47.41
September 30, 2008	59.27	46.86	66.51
December 31, 2008	57.75	45.00	62.45
March 31, 2009	49.52	45.74	60.14
June 30, 2009	52.94	44.97	53.84
September 30, 2009	60.23	50.65	64.50
December 31, 2009	56.57	51.72	61.85
March 31, 2010	59.76	54.66	60.39
June 30, 2010	52.60	50.34	61.26
September 30, 2010	55.11	50.26	56.84
December 31, 2010	54.90	52.19	58.74
March 31, 2011	53.45	50.61	58.19
June 30, 2011	58.35	52.76	61.53
September 30, 2011	54.95	47.75	58.44
December 31, 2011	64.21	52.86	65.00
March 31, 2012	67.99	63.30	70.00
June 30, 2012	73.04	65.38	73.73
September 30, 2012	84.32	72.99	85.27
December 31, 2012	86.32	82.93	90.81
March 30, 2013	102.51	81.56	102.61
June 30, 2013	98.66	94.23	114.95
September 30, 2013	111.94	95.05	117.89
December 31, 2013	114.16	105.76	119.65
March 31, 2014	123.34	113.12	128.96
June 30, 2014	118.37	108.24	127.25
September 30, 2014	140.46	115.18	144.46
December 31, 2014	159.29	127.67	173.14
March 31, 2015	159.85	147.43	172.36
June 30, 2015	153.52	150.88	173.00
September 30, 2015	138.32	130.09	181.74
December 31, 2015	162.33	135.64	165.23
March 31, 2016	149.93	139.04	160.20
June 30, 2016	152.15	143.83	164.70
September 30, 2016	166.81	152.25	176.85
December 21, 2016*	146.17	133.64	168.68

* This document includes, for the fourth calendar quarter of 2016, data for the period from October 1, 2016 through December 21, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2016.

The graph below illustrates the daily performance of this Underlying from January 1, 2008 through December 21, 2016 based on information from the Bloomberg Professional® service. ***Past performance of this Underlying is not indicative of its future performance.***



Description of Biogen Inc.

Biogen Inc. develops, manufactures, and commercializes therapies, focusing on neurology, oncology, and immunology. The company's products address diseases such as multiple sclerosis, non-hodgkin's lymphoma, rheumatoid arthritis, crohn's disease, and psoriasis. Information filed by BIIB with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-19311 or its CIK Code: 0000875045.

Historical Performance of Biogen Inc.

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, on the relevant exchange, of this Underlying for each quarter in the period from January 1, 2008 through December 21, 2016. We obtained the data in this table from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Underlying should not be taken as an indication of future performance of this Underlying.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	61.69	54.50	64.49
June 30, 2008	55.89	55.69	67.45
September 30, 2008	50.29	45.37	73.59
December 31, 2008	47.63	37.22	52.36
March 31, 2009	52.42	42.92	53.66
June 30, 2009	45.15	44.57	55.33
September 30, 2009	50.52	44.41	52.12
December 31, 2009	53.50	41.81	54.00
March 31, 2010	57.36	52.16	60.24
June 30, 2010	47.45	45.96	57.98
September 30, 2010	56.12	46.16	58.62
December 31, 2010	67.05	55.63	68.60
March 31, 2011	73.39	64.29	73.53
June 30, 2011	106.92	72.70	109.62
September 30, 2011	93.15	83.83	109.12
December 31, 2011	110.05	87.75	120.66
March 31, 2012	125.97	111.44	127.83
June 30, 2012	144.38	124.23	144.38
September 30, 2012	149.23	137.91	157.11
December 31, 2012	146.67	134.00	155.24
March 30, 2013	192.91	139.76	192.92
June 30, 2013	215.20	191.81	242.52
September 30, 2013	240.76	203.61	248.90
December 31, 2013	279.75	221.13	298.82
March 31, 2014	305.87	270.62	358.72
June 30, 2014	315.31	272.02	322.24
September 30, 2014	330.81	298.39	348.97
December 31, 2014	339.45	291.00	361.93
March 31, 2015	422.24	334.40	480.13
June 30, 2015	403.94	368.99	432.75
September 30, 2015	291.81	265.55	412.20
December 31, 2015	306.35	254.01	311.62
March 31, 2016	260.32	242.12	300.49
June 30, 2016	241.82	223.03	292.69
September 30, 2016	313.03	240.14	333.24
December 21, 2016*	287.38	268.99	329.81

* This document includes, for the fourth calendar quarter of 2016, data for the period from October 1, 2016 through December 21, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2016.

The graph below illustrates the daily performance of this Underlying from January 1, 2008 through December 21, 2016 based on information from the Bloomberg Professional® service. ***Past performance of this Underlying is not indicative of its future performance.***



Description of Thermo Fisher Scientific Inc.

Thermo Fisher Scientific Inc. manufactures scientific instruments, consumables, and chemicals. The company offers analytical instruments, laboratory equipment, software, services, consumables, reagents, chemicals, and supplies to pharmaceutical and biotech companies, hospitals, clinical diagnostic labs, universities, research institutions, and government agencies. Information filed by TMO with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-08002 or its CIK Code: 000097745.

Historical Performance of Thermo Fisher Scientific Inc.

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, on the relevant exchange, of this Underlying for each quarter in the period from January 1, 2008 through December 21, 2016. We obtained the data in this table from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Underlying should not be taken as an indication of future performance of this Underlying.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	56.84	46.63	58.00
June 30, 2008	55.73	52.73	59.87
September 30, 2008	55.00	52.56	62.77
December 31, 2008	34.07	26.65	54.96
March 31, 2009	35.67	32.03	40.29
June 30, 2009	40.77	30.84	42.47
September 30, 2009	43.67	37.50	47.74
December 31, 2009	47.69	42.91	49.38
March 31, 2010	51.44	45.40	52.39
June 30, 2010	49.05	48.97	56.78
September 30, 2010	47.88	41.75	51.36
December 31, 2010	55.36	47.17	56.25
March 31, 2011	55.55	52.41	58.16
June 30, 2011	64.39	54.12	65.85
September 30, 2011	50.64	48.78	65.68
December 31, 2011	44.97	43.40	55.26
March 31, 2012	56.38	45.67	58.37
June 30, 2012	51.91	48.16	56.91
September 30, 2012	58.83	49.63	60.99
December 31, 2012	63.78	57.21	65.54
March 30, 2013	76.49	64.54	77.97
June 30, 2013	84.63	75.27	89.49
September 30, 2013	92.15	84.52	94.74
December 31, 2013	111.35	89.71	111.43
March 31, 2014	120.24	109.10	127.63
June 30, 2014	118.00	112.02	123.36
September 30, 2014	121.70	116.37	127.21
December 31, 2014	125.29	107.35	129.76
March 31, 2015	134.34	122.36	139.03
June 30, 2015	129.76	125.25	135.15
September 30, 2015	122.28	117.10	141.25
December 31, 2015	141.85	120.00	143.65
March 31, 2016	141.59	119.76	142.15
June 30, 2016	147.76	140.23	154.79
September 30, 2016	159.06	143.03	160.67
December 21, 2016*	145.90	139.07	160.07

* This document includes, for the fourth calendar quarter of 2016, data for the period from October 1, 2016 through December 21, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2016.

The graph below illustrates the daily performance of this Underlying from January 1, 2008 through December 21, 2016 based on information from the Bloomberg Professional® service. *Past performance of this Underlying is not indicative of its future performance.*



EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Final Settlement Value due and payable in the same general manner as described in "Final Settlement Value" in this pricing supplement and (ii) any accrued but unpaid interest payable based upon the Coupon Rate calculated on the basis of a 360-day year consisting of twelve 30-day months. In such a case, the third scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Reference Return for each Underlying. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will be the third business day following such accelerated postponed Final Valuation Date. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Reference Return will be made on such date, irrespective of the existence of a market disruption event with respect to the other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.00% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, each Note should be treated as a (i) put option written by you (the "Put Option") that permits us to "cash settle" the Put Option in shares of the Least Performing Underlying, or at our option, the cash value of those shares, and (ii) a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the accompanying prospectus supplement under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

We will not attempt to ascertain whether any of the issuers of the Underlyings would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more the issuers of the Underlyings were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuers of the Underlyings and consult your tax advisor regarding the possible consequences to you if one or more of the issuers of the Underlyings is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). For purposes of dividing the annual Coupon Rate of 9.00% on the Notes among interest on the Deposit and Put Premium, 1.00% constitutes interest on the Deposit and 8.00% constitutes Put Premium.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of coupon payments on the Notes is uncertain, the entire amount of the coupon payment will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding. Additionally, recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to Notes issued before January 1, 2017.

Foreign Account Tax Compliance Act. The IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption, or other disposition of the Notes will only apply to dispositions after December 31, 2018.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.

TABLE OF CONTENTS

You should only rely on the information contained in this pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$1,000,000 Yield Notes with Fixed Coupons Linked to the Least Performing of Amgen Inc., Biogen Inc. and Thermo Fisher Scientific Inc.

December 21, 2016

PRICING SUPPLEMENT